UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 31, 2024

CEDAR FAIR, L.P.

(Exact name of registrant as specified in its charter)

Delaware	1-9444	34-1560655
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Cedar Point Drive,
Sandusky, Ohio	44870-5259
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (419) 626-0830

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered
Depositary Units (Representing Limited Partner Interests)	FUN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

As previously announced, on November 2, 2023, Cedar Fair, L.P., a Delaware limited partnership (“Cedar Fair”) entered into an Agreement and Plan of Merger (the “Merger Agreement” and the merger transactions contemplated thereby, the “Mergers”) with Six Flags Entertainment Corporation, a Delaware corporation (“Six Flags”), CopperSteel HoldCo, Inc., a Delaware corporation and subsidiary of Cedar Fair and Six Flags (“HoldCo”), and CopperSteel Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of HoldCo.

On January 31, 2024, the U.S. Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-4 (File No. 333-276255), initially filed by HoldCo on December 22, 2023 (the “Registration Statement”), which Cedar Fair and Six Flags caused HoldCo to file with the SEC in connection with the Mergers. The proxy statement/prospectus that is a part of the Registration Statement constitutes the prospectus of HoldCo under Section 5 of the Securities Act of 1933, as amended, with respect to shares of common stock of HoldCo issuable to the unitholders of Cedar Fair and stockholders of Six Flags pursuant to the Merger Agreement in connection with the Mergers. Attached hereto as Exhibit 99.1 is a letter that was included with the mailing of the prospectus to the unitholders of Cedar Fair in connection with the Mergers.

Item 9.01	Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit

99.1	Cedar Fair Unitholder Letter

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Cedar Fair or Six Flags expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “anticipate,” “believe,” “create,” “expect,” “future,” “guidance,” “intend,” “plan,” “potential,” “seek,” “synergies,” “target,” “will,” “would,” similar expressions, and variations or negatives of these words identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Cedar Fair and Six Flags, and that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction and Six Flags stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against Cedar Fair, Six Flags or their respective directors and others following announcement of the merger agreement and proposed transaction; the inability to consummate the transaction due to the failure to satisfy other conditions to complete the transaction; risks that the proposed transaction disrupts and/or harms current plans and operations of Cedar Fair or Six Flags, including that management’s time and attention will be diverted on transaction-related issues; the amount of the costs, fees, expenses and charges related to the transaction, including the possibility that the transaction may be more expensive to complete than anticipated; the ability of Cedar Fair and Six Flags to successfully integrate their businesses and to achieve anticipated synergies and value creation; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; legislative, regulatory and economic developments and changes in laws, regulations, and policies affecting Cedar Fair and Six Flags; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Cedar Fair’s and/or Six Flags’ financial performance and operating results; acts of terrorism or outbreak of war, hostilities, civil unrest, and other political or security disturbances; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; those risks described in Item 1A of Cedar Fair’s Annual Report on Form 10-K, filed with the SEC on February 17, 2023, and subsequent reports on Forms 10-Q and 8-K; those risks that are described in Item 1A of Six Flags’ Annual Report on Form 10-K, filed with the SEC on March 7, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks that are described in the Registration Statement and accompanying proxy statement/prospectus available from the sources indicated below.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Registration Statement that was filed by HoldCo and subsequently declared effective by the SEC on January 31, 2024 in connection with the proposed transaction, which contains a prospectus relating to the issuance of HoldCo securities in the proposed transaction and a proxy statement relating to the special meeting of the stockholders of Six Flags. While the list of factors presented here and in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. The ability of Cedar Fair or Six Flags to achieve the goals for the proposed transaction may also be affected by our ability to manage the factors identified above. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Cedar Fair nor Six Flags assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information about the Transaction and Where to Find It

In connection with the Mergers, Cedar Fair and Six Flags have caused HoldCo to file with the SEC the Registration Statement that includes a proxy statement of Six Flags and a prospectus of HoldCo. The Registration Statement has been declared effective by the SEC. The definitive proxy statement included in the Registration Statement is being first mailed to Six Flags stockholders on or about February 1, 2024. Cedar Fair, Six Flags and HoldCo may also file other documents with the SEC regarding the Mergers. This communication is not a substitute for the Registration Statement, proxy statement/prospectus or any other document that Cedar Fair, Six Flags or HoldCo (as applicable) has filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING AND/OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CEDAR FAIR AND SIX FLAGS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS

AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and the proxy statement/prospectus, as each may be amended from time to time, as well as other filings containing important information about Cedar Fair or Six Flags, without charge at the SEC’s Internet website (http://www.sec.gov). Investors and security holders may obtain free copies of the Registration Statement and the proxy statement/prospectus and other documents filed with the SEC by Cedar Fair, Six Flags and HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Cedar Fair or Six Flags at the following:

Cedar Fair

Investor Contact: Michael Russell, 419.627.2233

Media Contact: Gary Rhodes, 704.249.6119

Alternate Media Contact: Andrew Siegel / Lucas Pers, Joele Frank, 212.355.4449

Six Flags

Evan Bertrand

Vice President, Investor Relations and Treasurer

+1-972-595-5180

investorrelations@sftp.com

The information included on, or accessible through, Cedar Fair’s or Six Flags’ website is not incorporated by reference into this communication.

Participants in the Solicitation

Cedar Fair, Six Flags, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Six Flags stockholders in respect of the proposed transaction. Information regarding Cedar Fair’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Cedar Fair’s Form 10-K for the year ended December 31, 2022 filed with the SEC on February 17, 2023 and its proxy statement filed with the SEC on April 13, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC (Form 4s filed on February 22, 2023, March 1, 2023, March 22, 2023, and January 4, 2024). Information regarding Six Flags’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Six Flags’ Form 10-K for the year ended January 1, 2023 filed with the SEC on March 7, 2023 and its proxy statement filed with the SEC on March 28, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC (Form 4s filed on April 4, 2023, May 11, 2023, May 12, May 16, May 30, 2023, June 2, 2023, June 12, 2023, June 14, 2023, August 15, 2023, September 11, 2023, September 21, 2023, December 22, 2023 and December 26, 2023). Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CEDAR FAIR, L.P. By Cedar Fair Management, Inc., its General Partner

By:	/s/ Brian C. Witherow
Name: Brian C. Witherow Title: Executive Vice President and Chief Financial Officer

Date: January 31, 2024

Exhibit 99.1

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

Dear Unitholders of Cedar Fair, L.P.:

On behalf of the board of directors of Cedar Fair Management, Inc. (“CFMI”), which is the general partner of Cedar Fair, L.P., a Delaware limited partnership (“Cedar Fair”), I am pleased to enclose the accompanying proxy statement/prospectus relating to the proposed merger of equals between Cedar Fair and Six Flags Entertainment Corporation, a Delaware corporation (“Six Flags”). Cedar Fair will not solicit your vote or consent in connection with the proposed merger with Six Flags. We are not asking you for a proxy and you are requested not to send us a proxy.

On November 2, 2023, Cedar Fair, Six Flags, CopperSteel HoldCo, Inc., a Delaware corporation (“CopperSteel”) and a subsidiary of Cedar Fair and Six Flags, and CopperSteel Merger Sub, LLC, a Delaware limited liability company (“Copper Merger Sub”) and a wholly owned subsidiary of CopperSteel, entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for a merger of equals through (i) the merger of Copper Merger Sub with and into Cedar Fair (the “Cedar Fair First Merger”), with Cedar Fair continuing its existence as the surviving entity (the “Cedar Fair Surviving Entity”) following the Cedar Fair First Merger as a direct subsidiary of CopperSteel, (ii) the subsequent merger of the Cedar Fair Surviving Entity with and into CopperSteel (the “Cedar Fair Second Merger” and together with the Cedar Fair First Merger, the “Cedar Fair Mergers”), with CopperSteel continuing as the surviving corporation, and (iii) the subsequent merger of Six Flags with and into CopperSteel, with CopperSteel continuing as the surviving corporation (the “Six Flags Merger” and together with the Cedar Fair Mergers, the “Mergers”).

If the Mergers are completed, subject to certain exceptions, (i) each issued and outstanding unit of limited partnership interest in Cedar Fair (each, a “Cedar Fair Unit” and collectively, the “Cedar Fair Units”) will be converted into the right to receive one (1) share of common stock, par value $0.01 per share, of CopperSteel (“CopperSteel Common Stock”), as may be adjusted pursuant to the Merger Agreement (the “Cedar Fair Exchange Ratio”), together with cash in lieu of fractional shares of CopperSteel Common Stock, without interest and (ii) each issued and outstanding share of common stock, par value $0.025 per share, of Six Flags (the “Six Flags Common Stock”) will be converted into the right to receive 0.5800 shares of CopperSteel Common Stock, as may be adjusted pursuant to the Merger Agreement (the “Six Flags Exchange Ratio”), together with cash in lieu of fractional shares of CopperSteel Common Stock, without interest. Subject to the terms of the Merger Agreement and applicable law, Six Flags will declare and set a record date for a special dividend to holders of record of Six Flags Common Stock as of the close of business one business day prior to the closing of the Mergers (the “Closing”) of (a) $1.00 plus (b) the product (rounded to the nearest whole cent) of (i) the Six Flags Exchange Ratio and (ii) the aggregate amount of distributions per unit declared or paid by Cedar Fair with respect to a Cedar Fair Unit with a record date following the date of the Merger Agreement and prior to the effective time of the Six Flags Merger, subject to certain adjustments provided under the Merger Agreement, the payment of which is contingent upon the consummation of the Mergers.

Following the completion of the Mergers, it is anticipated that persons who were stockholders of Six Flags (“Six Flags Stockholders”) and holders of Cedar Fair Units (“Cedar Fair Unitholders”) immediately prior to the Mergers will own approximately 48.8% and 51.2% of CopperSteel Common Stock, respectively, on a fully diluted basis. Upon Closing, CopperSteel will be headquartered in Charlotte, North Carolina, and is expected to change its name to “Six Flags Entertainment Corporation” and be listed on the New York Stock Exchange under the ticker symbol “FUN.”

The obligations of Six Flags and Cedar Fair to complete the Mergers are subject to the satisfaction or waiver, in whole or in part (to the extent permitted by applicable law) of a number of conditions set forth in the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus. Completion of the Mergers requires, among other things, the adoption of the Merger Agreement by the Six Flags Stockholders. To obtain the required stockholder approval, Six Flags will hold the Six Flags special meeting (the “Six Flags Special Meeting”) of Six

Flags Stockholders at 10:00 a.m. Central Time, on March 12, 2024 at Six Flags Entertainment Corporation Corporate Headquarters, Choctaw Stadium, 1000 Ballpark Way, Arlington, TX 76011, and the Six Flags Stockholders are being asked to vote on (1) a proposal to adopt the Merger Agreement and the transactions contemplated therein, including the Mergers (the “Merger Agreement Proposal”); (2) a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Six Flags’ named executive officers that is based on or otherwise relates to the Mergers (the “Compensation Advisory Proposal”); and (3) a proposal to adjourn the Six Flags Special Meeting, if necessary, to a later date or dates at the determination of the Six Flags board of directors, including to solicit additional proxies in favor of the Merger Agreement Proposal if there are insufficient votes at the time of the Six Flags Special Meeting to approve the Merger Agreement Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Six Flags Stockholders (the “Adjournment Proposal”). The accompanying prospectus also serves as a proxy statement for the Six Flags Special Meeting. The Mergers cannot be completed without the approval of the Merger Agreement Proposal by the Six Flags Stockholders. The approval of the Compensation Advisory Proposal and Adjournment Proposal is not a condition to Closing or otherwise required to effectuate the Mergers.

You, as a Cedar Fair Unitholder, are not being solicited for proxies as there is no vote of Cedar Fair Unitholders with respect to the Mergers. Pursuant to the Sixth Amended and Restated Limited Partnership Agreement of Cedar Fair, dated as of October 27, 2011, as amended, a merger that results in the Cedar Fair Units outstanding immediately prior to such merger continuing to represent, either by remaining outstanding or by being converted or exchanged for voting securities of the surviving or resulting entity or its parent corporation, more than 51% of the voting securities of the surviving or resulting entity outstanding after such merger, does not require prior approval by Cedar Fair Unitholders. Following the Mergers, as a result of the Cedar Fair Exchange Ratio and Six Flags Exchange Ratio, it is expected that Cedar Fair Unitholders who hold the issued and outstanding Cedar Fair Units immediately prior to the Cedar Fair First Merger Effective Time will own approximately 51.2% of the outstanding shares of CopperSteel Common Stock and the shareholders of Six Flags Common Stock will own approximately 48.8% of the outstanding shares of CopperSteel Common Stock. Therefore, there are no actions that we are requesting that you, as a Cedar Fair Unitholder, take with respect to the Mergers. We are not asking you for a proxy and you are requested not to send us a proxy. The completion of the Mergers does not require the approval of Cedar Fair Unitholders. Cedar Fair will not solicit your vote or consent for the adoption of the Merger Agreement and will not call a meeting of unitholders for purposes of voting on the adoption of the Merger Agreement.

Please carefully read the entire accompanying proxy statement/prospectus, including the section entitled, “Risk Factors”, for a discussion of the risks relating to the Mergers.

You also can obtain information about Cedar Fair and Six Flags from documents that each has filed with the Securities and Exchange Commission (the “SEC”). Please see the section entitled, “Where You Can Find More Information” of the accompanying proxy statement/prospectus for how you may obtain such information.

On behalf of the board of directors of CFMI, as general partner of Cedar Fair, I would like to thank you for your support of Cedar Fair and look forward to a successful completion of the Mergers.

Sincerely,

Richard Zimmerman

President & Chief Executive Officer

Cedar Fair, L.P.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in connection with the transactions described in the accompanying proxy statement/prospectus or determined if the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated January 31, 2024, and is first being mailed to Cedar Fair Unitholders on or about February 1, 2024.